

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 30, 2011

Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

> Re: Aberdeen Global Income Fund, Inc.
>   File Nos. 333-177629 and 811-6432

Dear Mr. Gluck:

On October 31, 2011, you filed a registration statement on Form N-2 for the Aberdeen Global Income Fund, Inc. (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Prospectus

Prospectus Summary — Investment Policies (Page 1)

1.   The fourth sentence of the first paragraph of this section states that the Fund may invest up to 40% of its total assets in fixed income securities of issuers of Sub-Investment Grade Developing Markets. Please disclose in this location that such fixed income securities may be rated below investment grade. Please include the term "junk bonds" in the description of these securities and state that such investments are "speculative". Please also make similar revisions to the definition of "Sub-Investment Grade Developing Markets" on page 2.

2.   This section (on page 2) lists 7 criteria the Fund will use to determine where an issuer is located for purposes of its policies. With the exception of the first criterion (governmental entities of the particular country) and the sixth criterion (entities deriving either at least 50% of revenues from a country or at least 50% of assets located in a country) please explain to us why the criteria listed would expose an issuer to the economic risks and fortunes of a particular country. *See* Investment Company Act Release No. 24828, text at note 26 (Jan. 17, 2001).

3.   The last paragraph on page 3 indicates that the Fund expects in the future to use leverage by issuing debt securities. The cover page of the prospectus also indicates that the Fund may issue preferred stock. Please disclose the Fund's ability to issue preferred stock in this section. If the Fund has the current intent to issue debt securities or preferred stock, please include the expenses for issuing such securities in the Summary of Fund Expenses. Specifically, in the

"Annual Operating Expenses" portion of the table, please include in footnote 4 to the line item "Interest Payments on Borrowed Funds" that such expenses includes the expenses of issuing debt securities or preferred stock. If the Fund has no current intent to issue debt securities or preferred stock, please clarify this intention in this section.

4.   The fourth full paragraph on page 4 provides that the weighted average credit quality of the Fund's investments will be rated not less than Baa2 by Moody's or BBB by S&P. Please inform us whether Moody's or S&P will provide a weighted average credit quality of the Fund's investments. If Moody's or S&P will not provide a weighted average credit quality, please delete references to weighted average credit quality.

Prospectus Summary — Risks — *Derivatives Risk* (Page 12)

5.   This section states that the Fund may engage in derivatives contracts. There is no discussion, however, of the use of derivatives in the Prospectus Summary. Please clarify in the Prospectus Summary whether the Fund intends to engage in derivatives transactions and whether such transactions are expected to be a principal strategy of the Fund. *See* Item 8 of Form N-2. Additionally, please clarify whether the Fund will use derivative investments to meet the Fund's stated intent to invest 80% of its net assets plus borrowings for investment purposes in debt securities. If so, please disclose how derivatives transactions will be valued for the purpose of meeting this investment policy.

If the Fund will engage in derivative transactions, please inform us as to whether the Fund's derivative investments are included in the calculation of "Managed Assets" for purposes of determining the Investment Manager's fee. If so, please disclose how those derivatives will be valued for that purpose.

Additionally, please include in your response an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining "Managed Assets" or the Fund's 80% investments in debt securities.

Finally, if the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.
See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Summary of Fund Expenses (Page 17)

6.   Footnote (5) to the fee table indicates that "Other Expenses" are estimated for the current fiscal year. Please explain why "Other Expenses" have been estimated for an existing fund.

Statement of Additional Information

Management of the Fund (Page S-1)

7.   Please disclose that the last column of the table of biographical information for the directors of the Fund includes other directorships held during the past 5 years or provide the information elsewhere in this section. *See* Item 18.6(b) to Form N-2.

Part C — Exhibits

8.   In a pre-effective amendment, please include an executed opinion of counsel as to the legality of the shares to be issued as well as a consent to its use. *See* Item 25.2(l) of Form N-2. In addition, please confirm to us that the Fund will file an unqualified legality opinion of counsel in a post-effective amendment to the registration statement concurrently with each takedown of shares. *See* Staff Legal Bulletin No. 19 (Oct. 14, 2011) (http://www.sec.gov/interps/legal/cfslb19.htm)

General Comments

9.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

11.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

12.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

13.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors

require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

15.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

/s/ JOHN M. GANLEY

John M. Ganley
Senior Counsel